ROBERT A. FORRESTER, ATTORNEY
                            1215 Executive Drive West
                                    Suite 102
                              Richardson, TX 75081
                                 (972) 437-9898
                               Fax (972) 480-8406




September 19, 2005


Robert Burnett
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 50549



Ref:     Stelax Industries Ltd.
         Item 4.01 Form 8-K filed February 7, 2005
         File No. 0-18052


Sir:

In response to your comment letter to the above registrant dated August 16, 2005, I have, on its behalf, filed this day an amendment to said 8-K, incorporating the changes suggested in said letter.



Very truly yours,


/s/ Robert A. Forrester


Robert A. Forrester, Attorney